Exhibit 99.1
February 11, 2008
MAXCOM REPORTS RESULTS FOR FULL-YEAR AND
FOURTH QUARTER OF 2007
Mexico City, D.F., February 11, 2008. — Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the full year ended December 31, 2007.

Million pesos	2007	2006	Var %
REVENUES	2,346	1,742	35%

EBITDA	670	457	47%
EBITDA Margin	29%	26%

Net Income	61	(29)	N.A.

(in pesos)
Earnings per share basic	0.11	—	—
Earnings per share diluted	0.10	—	—
FINANCIAL HIGHLIGHTS:
•	Full year 2007 revenues of Ps. 2,346 which increased by Ps. 604 or 35%

•	Full year 2007 EBITDA of Ps. 670 which increased by Ps. 213 or 47%

•	EBITDA margin increased by 300 basis points in the year to reach 29%

•	The Company recorded Net Income of Ps. 61 which increased by Ps. 90
OPERATING HIGHLIGHTS:
•	Total company Revenue Generating Units[1] or RGU’s, increased to 360,942 or 27% in 2007

•	Total number of Wholesale RGU’s increased by 128%

•	Total number of Public Telephony RGU’s increased by 48%

•	Total number of Commercial RGU’s increased by 27%

•	Total number of Residential RGU’s increased by 20%

Million pesos	4Q07	4Q06	Var %
REVENUES	619	495	25%

EBITDA	183	134	37%
EBITDA Margin	30%	27%

Net Income	86	6	1413%
FINANCIAL HIGHLIGHTS:
•	Fourth quarter revenues of Ps. 619 which increased by Ps. 124 or 25%

•	EBITDA of Ps. 183 in the quarter which increased by Ps. 49 or 36%

•	EBITDA margin increased by 300 basis points to reach 30% in the quarter

•	The Company recorded Net Income for the quarter of Ps 86 which increased by Ps 80 or 14x
NOTE: The monetary amounts presented in these tables and throughout this document are expressed in millions of Mexican pesos of purchasing power at December 31, 2007, unless otherwise specified, and they have been prepared in accordance with Mexican Financial Reported Standards (“NIF” or “Mexican GAAP”). Monetary amounts may vary due to rounding.

[1]	For a full definition of Revenue Generating Unit (RGU) please see next page.

February 11, 2008
REVENUE GENERATING UNITS
The following table is expressed in Revenue Generating Units or RGU’s. RGU is related to the sources of revenue, which may not always be the same as subscriber numbers. One person may subscribe to two different services thereby accounting for only one subscriber but for two RGU’s.
Revenue Generating Unit is separately a telephony subscriber, broadband internet subscriber, mobile subscriber or paid television subscriber. A home or business may contain one or more RGU’s. For example, a subscriber to our paid TV services, broadband internet, mobile telephony service and residential telephony service would constitute four RGU’s
The term RGU represents an individual service subscriber who generates recurrent revenue for the Company. During the year 2007 Maxcom added a total of 76,454 revenue generating units. As of December 31, 2007, Maxcom reported a total of 360,942 RGU’s, an increase of 27% in comparison to the same period last year.

	RGU’s	% of	YE 2007	RGU’s	% of	YE 2006	RGU	Cust.
	2007	Total	Customers	2006	Total	Customers	Var. %	Var.%
Residential	242,888	67%	209,418	201,911	71%	181,488	20%	15%
Commercial	70,749	20%	6,116	55,922	20%	5,342	27%	14%
Public Telephony	24,910	7%	N.A.	16,815	6%	N.A.	48%	—
Wholesale	22,395	6%	N.A.	9,840	3%	N.A.	128%	—
Total	360,942	100%	215,534	284,488	100%	186,830	27%	15%
REVENUES
Maxcom total revenues for the full year 2007 were Ps. 2,346, an increase of 35% over revenues of Ps. 1,742, recorded in the last year. The following table is a breakdown of the sources of revenue for the Company.

	2007		% of Total	2006		% of Total	Var. %
Residential	Ps.	898	38%	Ps.	686	39%	31%
Commercial		649	28%		496	28%	31%
Public Telephony		386	16%		253	15%	53%
Wholesale		376	16%		262	15%	44%
Other Revenue		37	2%		45	3%	(18%)
Total	Ps.	2,346	100%	Ps.	1,742	100%	35%
Total revenues for the fourth quarter were Ps. 619, an increase of 25% over revenues of Ps. 495, recorded in the fourth quarter of 2006. The following table is a breakdown of the sources of revenue for the Company.

	4Q07		% of Total	4Q06		% of Total	Var. %
Residential	Ps.	237	38%	Ps.	181	36%	31%
Commercial		193	31%		133	27%	45%
Public Telephony		96	16%		78	16%	23%
Wholesale		83	13%		90	18%	(8%)
Other Revenue		10	2%		13	3%	(23%)
Total	Ps.	619	100%	Ps.	495	100%	25%
RESIDENTIAL
The residential business includes subscribers that are connected to our network and have the capability of receiving one or more of our services, thereby having the possibility to generate several RGU’s for the company. In this case they may request, residential telephony service, broadband internet services, paid television services and mobile services.
The following table is a breakdown of RGU’s for the residential business.

February 11, 2008

	2007	% of Total	2006	% of Total	Var. %
Voice	218,564	90%	193,469	96%	13%
Data	15,213	6%	8,442	4%	80%
TV	5,991	2%	—	—	N.A.
Mobile	3,120	2%	—	—	N.A.
Total	242,888	100%	201,911	100%	20%
Residential revenues represented 38% of total revenues during the year, compared with 39% in the previous year of 2006. Revenues in the residential business reached Ps. 898, an increase of 31% in comparison to Ps. 686 in 2006. The increase was mainly driven by the introduction of mobile services, residential Paid TV RGU’s, followed by data, and voice in comparison to 2006. For the fourth quarter period ended December 31, 2007 revenues from residential service totaled Ps. 237, or 38% of total revenues, from Ps. 181 recorded in the same period in 2006.
COMMERCIAL
The commercial business includes subscribers that are connected to our network and have the capability of receiving one or more of our services, thereby having the possibility to generate several RGU’s for the company. In this case they may request, commercial telephony service, broadband internet services, mobile and other value-added services that the Company provides.
The following table is a breakdown of RGU’s for the commercial business.

	2007	% of Total	2006	% of Total	Var. %
Voice	66,194	94%	53,247	95%	24%
Data	3,041	4%	2,675	5%	14%
Mobile	1,215	2%	—	—	N.A.
Other Services	299	0%	—	—	N.A.
Total	70,749	100%	55,922	100%	27%
Commercial revenues represented 28% of total revenues during 2007. Revenues in the commercial business totaled Ps. 649, an increase of 31% in comparison to Ps. 496 in the year 2006. This increase in revenues was mainly explained by higher number of RGU’s from other services, mobile services, voice lines and data services in comparison to 2006. For the fourth quarter ended December 31, 2007 revenues from commercial service totaled Ps. 193, or 31% of total revenues, from Ps. 133 recorded in the same period in 2006.
PUBLIC TELEPHONY
The public telephony business allows the company to install coin-operated public telephones in different cities around the country. Each public telephone in service accounts for one RGU.
The following table is a breakdown of RGU’s for the public telephony business.

	2007	% of Total	2006	% of Total	Var. %
Public Telephones	24,910	100%	16,815	100%	48%
Public Telephony represented 16% of total revenues during the year 2007 in comparison with 15% in the previous year. Revenues in this business totaled Ps. 386, an increase of 53% compared to Ps. 253 in 2006. The growth in the public telephony business was primarily driven by the increase in number of public telephones, which grew 48%. For the fourth quarter ended December 31, 2007 revenues from public telephony totaled Ps. 96, or 16% of total revenues, from Ps. 78 in the same period the year before.
WHOLESALE
The wholesale business includes lines in service for our long distance, high usage customers and carriers. Each line in service accounts for one RGU.
The following table is a breakdown of RGU’s for the wholesale business.

February 11, 2008

	2007	% of Total	2006	% of Total	Var. %
RGU’s	22,395	100%	9,840	100%	128%
In 2007, Wholesale revenues totaled Ps. 376, an increase of 44% or Ps. 262 in comparison to the same period of 2006. This year over year increase in the wholesale business was mainly driven by the increase in the long distance termination business lines in service. For the fourth quarter ended December 31, 2007 revenues from Wholesale totaled Ps. 83, or 13% of total revenues, from Ps. 90 in the same period the year before.
OTHER REVENUES
Revenue from other services accounted for 2% or Ps. 37 of total revenues in 2007, a decrease from the Ps. 45 recorded in the same period last year. Other revenues are primarily comprised of lease of microwave frequencies and CPE sales.
NETWORK OPERATION COSTS
Network Operation Costs in 2007 increased 44% to reach Ps. 977 in comparison to Ps. 677 in the previous year. The Ps. 300 increase was mainly driven by higher: (i) operating costs related to a higher number of public phones in service, (ii) long distance interconnections fees, iii) leases of circuits and ports, iv) calling party pays interconnection fees, (v) cost of paid TV operations, and (vi) internet service costs. These increases were partially offset by lower: (i) other services costs such as CATV and mobile wireless operations, (ii) technical expense and (iii) installation expenses and cost of disconnected lines. For the fourth quarter period ended December 31, 2007 network operations costs totaled Ps. 252 from Ps. 204 or a 24% increase in comparison to the same period last year.
SG&A
SG&A expenses were Ps. 698 in 2007, 15% above Ps. 608 in the same period of 2006. The Ps. 90 increase was mainly driven by higher: (i) salaries, wages and benefits as a result of an increasing headcount; (ii) bad debt reserve; iii) marketing and advertising expenses; iv) general and corporate expenses and v) number of leases. These increases were partially offset by lower: (i) sales commissions; and ii) external advisory expenses. For the fourth quarter period ended December 31, 2007, SG&A expenses totaled Ps. 184, 17% above Ps. 157 reported in the same period last year.
EBITDA
EBITDA for the year 2007 was Ps. 670, 47% higher than Ps. 457 in the previous year. EBITDA margin was 29% during the period, three hundred basis points higher than 26% in the same period of 2006. For the fourth quarter ended December 31, 2007, EBITDA amounted to Ps. 183, 37% higher than the Ps. 134 registered in the same period of 2006. EBITDA margin for the fourth quarter of 2007 was 30%, three hundred basis points higher than the 27% margin reported in the fourth quarter of 2006.
OPERATING INCOME
Operating income for 2007 was Ps. 300, 91% higher than Ps. 157 in the previous year. For fourth quarter ended December 31, 2007, operating income for the company reached Ps. 115 when compared to the result registered in the same period of 2006 of Ps. 61, or 89% higher.
COMPREHENSIVE FINANCIAL RESULT
In the year 2007, the Company registered a comprehensive financial result of Ps. 127, a Ps. 19 increase in relation to the Ps. 107 seen in 2006.

February 11, 2008

	2007	2006	Var Ps.	Var %
Net interest paid	177	127	50	39%
Exchange rate (gain) loss — net	(25)	1	(26)	N.A.
Monetary position (gain) loss	(25)	(21)	(4)	19%
Total	127	107	20	19%

The higher comprehensive financial result is due to an increase of 39%, or Ps. 50, on the amount of net interest paid, which rose from Ps. 127 in 2006 to Ps. 177 in 2007 which is mainly the result of an increase in total amount of Maxcom’s net market debt.
However and partially offsetting this increase, the Company recorded:
1.	A net exchange rate gain of Ps. 25 in 2007, compared to a net exchange rate loss of Ps. 1 recognized in the same period of last year. The exchange rate gain for 2007 is the result of fluctuations in the parity between the Mexican Peso and the United States Dollar and its respective impact on the Company’s monetary positions denominated in foreign currency; and,

2.	A Ps. 25 gain in the net monetary position, as a result of a net liability monetary position that was positively impacted by inflation.
TAX PROVISIONS
The Company registered Ps. 46 in deferred income tax provision during 2007, compared to Ps. 60 in 2006. Under “NIF” or Mexican GAAP, Bulletin D-4 (deferred taxes, NIF) stipulates that after a careful analysis of certain balance sheet items it is necessary to determine the fiscal implications of future periods, which are recorded as deferred income tax provisions. Total taxes paid including asset tax and income tax for the year 2007 were Ps. 50. For the fourth quarter ended December 31, 2007, the company registered (Ps. 23) in tax provisions, compared to Ps. 12 in the same period of 2006. All registered tax provisions are non-cash items.
NET INCOME
The Company posted a net income during the year of Ps. 61, which compares favorably to the net loss of Ps. 29 reported in 2006. This net gain is mainly explained by a higher level of income before taxes in 2007 of Ps. 158 in comparison to Ps. 31 in the prior year. For the fourth quarter period ended December 31, 2007, the company registered a net income of Ps. 86 in comparison to a net income of Ps. 6, in the same period of 2006.
LIQUIDITY AND CAPITAL RESOURCES
Operating activities generated resources of Ps. 235, which resulted mainly from consolidated net income, non-cash items (such as depreciation and amortization), and resources generated by Net Change in Working Capital.

Liquidity and Capital Resources (Million pesos)	December 31, 2007	December 31, 2006

Resources from operations and Working Capital	235	88
CAPEX	(1,252)	(1,042)

Free Cash Flow	(1,017)	(954)
Financing Activities[2]	2,816	1,452

Cash and Cash Equivalents at the Start of the Period	739	241
Cash and Cash Equivalents at the End of the Period	2,538	739

[2]	Includes proceeds from capital stock increase resulting from recent IPO and market debt placements

February 11, 2008
CAPITAL EXPENDITURES
Capital expenditures during the period totaled Ps. 1,252, 20% above Ps. 1,042 recorded in 2006. Capital expenditures were primarily required for telephone network systems and equipment for Maxcom’s network.
INDEBTEDNESS
At December 31, 2007 the Company reported its indebtedness level at Ps. 2,197. The Company’s leverage ratio measured by Debt/EBITDA, presented a profile reduction, from the level of 4.2 times in 2006 and reaching 3.3 times in 2007. In addition, Net Debt/EBITDA presented an even more important profile reduction as a result of the recent initial public offering which yielded cash resources for the Company’s expansion.
RELEVANT EVENTS
On October 19, 2007, the Company made its global initial public offering of 14,141,516 American Depositary Shares (ADS’s) in the United States and 19,515,152 Ordinary Participation Certificates (CPO’s) in Mexico (in both cases including the primary and secondary portions as well as the exercise of the over allotment). Approximately 14% of the ADS’s and the CPO’s were sold by existing Maxcom shareholders. Each ADS represents seven CPO’s, while each CPO represents three Series “A” common shares. After giving effect to this offering, the Company has 789,818,829 Series “A” shares outstanding, and 834,734,070 on a fully diluted basis.

	PUBLIC	Series “A” Common
	FLOAT	Shares
ADS’s3	14,141,516	296,971,836	38%
Maxcom CPO[4]	19,515,152	58,545,456	7%
Subtotal		355,517,292	45%
Total Shares Outstanding		789,818,829	100%
The ADS’s, trading under symbol “MXT” on the New York Stock Exchange (NYSE), were initially priced at US$17.50 per ADS. The CPO’s, trading under symbol “MAXCOM CPO” in the Mexican Stock Exchange (BMV), were initially priced at Ps$27.10. The over-allotment option was fully exercised for both the ADS’s and CPO’s. Maxcom’s initial public offering resulted in gross proceeds of approximately US$253.8 million, including only primary portion.
####
ABOUT MAXCOM
Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Queretaro and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Juan-Carlos Sotomayor	Lucia Domville
Mexico City, Mexico	New York City, NY
(52 55) 1163 1104	(646) 284-9416
investor.relations@maxcom.com	ldomville@hfgcg.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

[3]	ADS to common share ratio of 21

[4]	Maxcom CPO to common share ratio of 3

February 11, 2008
APPENDIX (1)
MAXCOM REVENUE GENERATING UNITS FOR
THE FIRST THRU FOURTH QUARTER OF 2007
REVENUE GENERATING UNITS
The following table is expressed in Revenue Generating Units or RGU’s. RGU is related to the sources of revenue, which may not always be the same as subscriber numbers. One person may subscribe to two different services thereby accounting for only one subscriber but for two RGU’s.
Revenue Generating Unit is separately a telephony subscriber, broadband internet subscriber, mobile subscriber or digital cable television subscriber. A home or business may contain one or more RGU’s. For example, a subscriber to our paid TV services, broadband internet, mobile telephony service and residential telephony service would constitute four RGU’s
The term RGU represents an individual service subscriber who generates recurrent revenue for the Company.

	1Q 2007%		2Q 2007%		3Q 2007%		4Q2007%
Residential	208,674	70%	217,056	69%	232,663	68%	242,888	67%
Commercial	60,680	20%	66,632	21%	67,022	19%	70,749	20%
Public Telephony	20,102	7%	24,415	8%	25,967	7%	24,910	7%
Wholesale	9,840	3%	8,610	3%	19,006	6%	22,395	6%
Total	299,296	100%	316,713	100%	344,658	100%	360,942	100%

February 11, 2008
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.
UNAUDITED CONSOLIDATED BALANCE SHEET
Amounts in thousands of Mexican pesos (“Ps”) in purchasing power as of December 31, 2007 and thousands of U.S. dollars (“$”)(1)

	December 31, 2006			December 31, 2007
	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	739,291	$68,036	Ps	2,538,398	$233,605
Restricted Cash		23,462	2,159		1,137	105

		762,753	70,195		2,539,535	233,710
Accounts receivable:
Customers, net of allowance		333,948	30,733		517,254	47,602
Value added tax refundable		110,823	10,199		198,583	18,275
Other sundry debtors		40,739	3,749		54,676	5,031

		485,510	44,681		770,513	70,908

Inventory		35,790	3,294		33,249	3,060
Prepaid expenses		65,740	6,050		61,630	5,671

Total current assets		1,349,793	124,220		3,404,927	313,349

Frequency rights, Net		88,373	8,132		80,930	7,448
Telephone network systems & Equipment, Net		3,301,437	303,826		4,189,311	385,536
Pre-operating expenses, Net		98,339	9,050		77,902	7,169
Intangible assets, Net		190,248	17,509		208,437	19,182
Retirement obligations		15,068	1,387		17,650	1,624
Deposits		5,973	550		6,943	639
Other assets		16,929	1,557		36,479	3,359

Total assets	Ps	5,066,160	$466,231	Ps	8,022,579	$738,306

LIABILITIES
CURRENT LIABILITIES:
Interest Payable
Accrued expenses and other accounts payable		527,602	48,554		513,595	47,265
Senior notes, net		130,785	12,036		—	—
Notes payables		38,931	3,583		8,087	744
Commercial paper		155,639	14,323		—	—
Customers deposits		2,734	252		2,801	258
Payroll and other taxes payable		27,369	2,519		67,182	6,183

Total current liabilities		883,060	81,267		591,665	54,450

LONG-TERM LIABILITIES:
Senior notes, net		1,701,353	156,573		2,184,412	201,028
Notes payable		41,851	3,851		4,686	431
Other accounts payable		27,238	2,507		26,068	2,399
Deferred taxes		88,951	8,186		143,457	13,202
Seniority Premiums and Postretirement Obligations		21,756	2,002		26,582	2,446
Other long term liabilities		9,915	912		52,106	4,795
Hedging Valuation		15,121	1,392		—	—

Total liabilities	Ps	2,789,245	$256,690	Ps	3,028,976	$278,751

SHAREHOLDERS’ EQUITY
Capital stock		3,327,482	306,223		5,410,251	497,897
Premium on capital stock		253,096	23,292		826,459	76,058
Accumulated deficit		(1,274,397)	(117,281)		(1,303,664)	(119,974)
Net (loss) income for the year		(29,266)	(2,693)		60,557	5,574

Total shareholders’ equity	Ps	2,276,915	$209,541	Ps	4,993,603	$459,555

Total liabilities and equity	Ps	5,066,160	$466,231	Ps	8,022,579	$738,306

NOTES TO FINANCIAL STATEMENTS:
Financial statements are reported in period-end pesos as of December 31, 2007 to adjust for the inter-period effect of inflation.

(1)	For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.8662 per US$1.00.

February 11, 2008
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.
UNAUDITED CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007
Amounts in thousands of Mexican pesos (“Ps”) in purchasing power as of December 31, 2007 and thousands of U.S. dollars (“$”) (1)

	Year ended				Year ended
	December 31, 2006				December 31, 2007
	Pesos		US Dollars	%	Pesos		US Dollars	%

REVENUES	Ps	1,741,692	$160,286	100%	Ps	2,345,719	$215,873	100%

Network operating services		546,031	50,250	31%		821,868	75,635	35%
Technical expenses		113,398	10,436	7%		136,452	12,557	6%
Installation expenses		17,549	1,615	1%		18,659	1,717	1%

Cost of Network Operation		676,978	62,301	39%		976,979	89,909	42%

GROSS PROFIT		1,064,714	97,985	61%		1,368,740	125,964	58%

SG&A		607,505	55,908	35%		698,257	64,260	30%

EBITDA		457,209	42,077	26%		670,483	61,704	29%

Depreciation and amortization		300,467	27,652			370,227	34,071

Operating Income		156,742	14,425			300,256	27,633

Comprehensive Cost of Financing:

*Interest expense		(144,032)	(13,255)			(232,912)	(21,435)
**Interest income, net		16,766	1,543			55,793	5,135
Exchange (loss) income, net		(1,419)	(131)			25,247	2,323
Gain on net monetary position		21,503	1,979			25,231	2,322

		(107,182)	(9,864)			(126,641)	(11,655)

Other expenses		(18,776)	(1,728)			(16,076)	(1,480)

INCOME BEFORE TAXES		30,784	2,833			157,539	14,498

Taxes:
Asset Tax		—	—			(39,272)	(3,614)
Income Tax		(414)	(38)			(11,428)	(1,052)
Deferred Income Tax Provision		(59,636)	(5,488)			(46,282)	(4,259)

Total Tax Provisions		(60,050)	(5,526)			(96,982)	(8,925)

NET INCOME (LOSS) FOR THE YEAR	Ps	(29,266)	$(2,693)		Ps	60,557	$5,573

*Adjusted EBITDA	Ps	473,191	$43,547	27%	Ps	681,964	$62,760	29%

NOTES TO FINANCIAL STATEMENTS:

*	Interest related to Senior Notes, Banks and Vendor Financing

**	Interest Income net

Financial statements are reported in period-end pesos as of December 31, 2007 to adjust for the inter-period effect of inflation.

(1)	For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.8662 per US$1.00.

February 11, 2008
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.
UNAUDITED CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH
PERIODS ENDED DECEMBER 31, 2006 AND 2007
Amounts in thousands of Mexican pesos (“Ps”) in purchasing power as of December 31, 2007 and thousands of U.S. dollars (“$”)(1)

	Three-month period ended on				Three-month period ended on
	December 31, 2006				December 31, 2007
	Pesos		US Dollars	%	Pesos		US Dollars	%
REVENUES	Ps	495,195	$45,573	100%	Ps	618,937	$56,960	100%

Network operating services		169,298	15,580	34%		213,534	19,651	35%
Technical expenses		29,740	2,737	6%		34,083	3,136	6%
Installation expenses		4,774	439	1%		4,825	444	1%

Cost of Network Operation		203,812	18,756	41%		252,442	23,231	41%

GROSS PROFIT		291,383	26,817	59%		366,495	33,729	59%

SG&A		157,319	14,478	32%		183,766	16,912	30%

EBITDA		134,064	12,339	27%		182,729	16,817	30%

Depreciation and amortization		72,712	6,692			67,799	6,239

Operating Income		61,352	5,647			114,930	10,578

Comprehensive Cost of Financing:

*Interest expense		57,333	5,277			58,061	5,344
**Interest income, net		(4,677)	(430)			(25,834)	(2,378)
Exchange income, net		(21,576)	(1,985)			(19,696)	(1,812)
Gain (loss) on net monetary position		(6,625)	(610)			12,913	1,188

		24,455	2,252			25,444	2,342

Other expenses		19,496	1,794			7,570	697

INCOME BEFORE TAXES		17,401	1,601			81,916	7,539

Provisions for:
Asset tax		—	—			18,863	1,736
Income tax & deferred tax		11,742	1,080			(22,560)	(2,077)

Total Tax Provisions		11,742	1,080			(3,697)	(341)

NET INCOME FOR THE PERIOD	Ps	5,659	$521		Ps	85,613	$7,880

*Adjusted EBITDA	Ps	137,353	$12,640	28%	Ps	183,942	$16,928	30%

% of revenue Adjusted EBITDA		28%	28%			30%	30%
NOTES TO FINANCIAL STATEMENTS:

*	Interest related to Senior Notes, Banks and Vendor Financing

**	Interest Income net

Financial statements are reported in period-end pesos as of December 31, 2007 to adjust for the inter-period effect of inflation.

(1)	For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.8662 per US$1.00.

February 11, 2008
MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007
Amounts in thousands of Mexican pesos (“Ps”) in purchasing power as of December 31, 2007 and thousands of U.S. dollars (''$’’) (1)

	Year ended on December 31, 2006			Year ended on December 31, 2007

Operating Activities:
Net Income (loss) for the year	Ps.	(29,266)	$(2,693)	Ps.	60,557	$5,573

Depreciation & amortization		300,467	27,652		370,227	34,071
Labor obligations upon retirement		4,642	427		2,244	207
Deferred income tax		60,051	5,526		46,282	4,260
Stock option plan		15,982	1,471		12,762	1,174
Other non-cash items		17,671	1,626		(359)	(33)

Subtotal		369,547	34,009		491,713	45,252

Net change in:
Account receivables net		(251,021)	(23,101)		(285,003)	(26,229)
Inventory		(19,160)	(1,763)		2,541	234
Prepaid expenses		18,414	1,695		4,110	378
Liabilities and other assets, net		(29,881)	(2,750)		22,055	2,030

Resources provided by operating activities		87,899	8,089		235,416	21,665

Financing Activities:
Senior notes and bank financing		1,087,776	100,106		172,599	15,884
Capital stock increase		364,276	33,524		2,643,369	243,265

Resources provided by financing activities		1,452,052	133,630		2,815,968	259,149

Investing Activities:
Telephone network system and equipment		(1,130,118)	(104,003)		(1,194,154)	(109,896)
Intangible assets		190,425	17,525		(54,256)	(4,993)
Other assets		(1,011)	(93)		(3,867)	(356)
Telereunion Investment		(101,173)	(9,311)		—	—

Resources used in investing activities		(1,041,877)	(95,882)		(1,252,277)	(115,245)

Cash and cash equivalents:
Increase in cash and cash equivalents		498,074	45,837		1,799,107	165,569
Cash and cash equivalents at the beginning of the year		241,218	22,199		739,291	68,036

Cash and cash equivalents at the end of the year	Ps.	739,292	$68,036	Ps.	2,538,398	$233,605

NOTES TO FINANCIAL STATEMENTS:
Financial statements are reported in period-end pesos as of December 31, 2007 to adjust for the inter-period effect of inflation.

(1)	For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.8662 per US$1.00.

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